Form 20-F
period 1998-12-31
PLD ASSET LEASING LTD
filed 1999-08-30
CIK 1058865

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 20-F
(MARK ONE)
[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE TRANSITION PERIOD FROM
                        TO

                       COMMISSION FILE NUMBER 333-5396-03

                           PLD ASSET LEASING LIMITED
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                                     CYPRUS
                                (JURISDICTION OF
                         INCORPORATION OR ORGANIZATION)

                             IRIS TOWER, OFFICE 602
             CORNER ARCH. MAKARIOS III AVENUE AND AGAPINOROS STREET
                                NICOSIA, CYPRUS
                    (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

          TITLE OF EACH CLASS           NAME OF EACH EXCHANGE ON WHICH REGISTERED
          -------------------           -----------------------------------------
                 NONE                                     NONE

SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      NONE
                                (TITLE OF CLASS)

 SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO SECTION 15(d)
                                  OF THE ACT:

 GUARANTEE OF THE OUTSTANDING 14% SENIOR DISCOUNT NOTES DUE 2004 OF PLD TELEKOM
                                      INC.
 GUARANTEE OF THE OUTSTANDING 9% CONVERTIBLE SUBORDINATED NOTES DUE 2006 OF PLD
                                  TELEKOM INC.
                                (TITLE OF CLASS)

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 350,000 Ordinary Shares.

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                           PLD ASSET LEASING LIMITED

        FORM 20-F ANNUAL REPORT FOR FISCAL YEAR ENDED DECEMBER 31, 1998

                               TABLE OF CONTENTS

                                                                        PAGE
                                                                        ----
PART I
Item 1.   Description of Business.....................................    1
Item 2.   Description of Property.....................................    5
Item 3.   Legal Proceedings...........................................    5
Item 4.   Control of Registrant.......................................    5
Item 5.   Nature of Trading Market....................................    5
Item 6.   Exchange Controls and Other Limitations Affecting Security
          Holders.....................................................    5
Item 7.   Taxation....................................................    6
Item 8.   Selected Financial Data.....................................    6
Item 9.   Management's Discussion and Analysis of Financial Condition
          and Results of Operations...................................    6
Item 9A.  Quantitative and Qualitative Disclosure About Market Risk...    9
Item 10.  Directors and Officers of the Registrant....................    9
Item 11.  Compensation of Directors and Officers......................    9
Item 12.  Options to Purchase Securities from Registrant or
          Subsidiaries................................................    9
Item 13.  Interest of Management in Certain Transactions..............    9

PART II
Item 14.  Description of Securities to be Registered..................    9

PART III
Item 15.  Defaults Upon Senior Securities.............................    9
Item 16.  Changes in Securities, Changes in Security for Registered
          Securities and Use of Proceeds..............................    9

PART IV
Item 17.  Financial Statements........................................   10
Item 19.  Financial Statements and Exhibits...........................   10

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

OVERVIEW


     PLD Asset Leasing Limited (the "Company") is a wholly owned subsidiary of PLD Telekom Inc. ("PLD"). The Company was formed to purchase and lease telecommunications equipment to subsidiaries of PLD in Russia and Kazakhstan. The Company entered into only one such arrangement, at the end of 1996, to provide telecommunications equipment to PeterStar Company Limited ("PeterStar"), a subsidiary of PLD located in St. Petersburg, Russia. On June 30, 1998, PLD Capital Asset (U.S.) Inc. ("PLDCA"), a newly formed wholly owned subsidiary of PLD, assumed the assets, liabilities and business of the Company, and since that date the Company has been inactive. The Company is in the process of being liquidated by PLD.


     The Company is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), solely because of the guarantees it has issued in respect of PLD's outstanding 14% Senior Discount Notes due 2004 (the "Senior Notes") and 9% Convertible Subordinated Notes due 2006 (the "Convertible Notes"). Upon the completion of PLD's merger with Metromedia International Group, Inc. described below under "PLD Telekom Inc.", the Company's guarantees will be terminated and it will cease to be subject to the periodic reporting requirements of the Exchange Act.

PLD TELEKOM INC.


     PLD, through its operating subsidiaries, is a major provider of local, long distance and international telecommunications services in the Russian Federation, Kazakhstan and Belarus. PLD's five principal operating businesses are: (i) PeterStar, which provides integrated local, long distance and international telecommunications services in St. Petersburg through a fully digital fiber optic network; (ii) Technocom Limited ("Technocom"), which, through Teleport-TP, provides dedicated international telecommunications services to Russian and foreign businesses in Moscow and operates a satellite-based pan-Russian long distance network; (iii) Baltic Communications Limited ("BCL"), which provides dedicated international telecommunications services in St. Petersburg; (iv) ALTEL (known until May 1998 as BECET International), which provides national cellular service in Kazakhstan; and (v) Belarus-Netherlands Belcel Joint Venture ("BELCEL"), which provides the only national cellular service in Belarus. In addition, PLD is developing a portfolio of international long distance products and services, under the name "PLDncompass", targeted at carriers and corporate customers in the United States, the United Kingdom and Europe which require telecommunications services to and from the countries of the former Soviet Union. PLD's Common Stock is traded on the Nasdaq National Market under the symbol "PLDI" and the Toronto Stock Exchange under the symbol "PLD".


     In August 1998, News America Incorporated, through an affiliate ("News"), acquired a 38% stake in PLD in a series of transactions with PLD and Cable and Wireless plc ("Cable & Wireless"). Prior to the completion of these transactions, Cable & Wireless had been, since 1994, PLD's principal shareholder. As part of these transactions, PLD acquired an additional 11% interest in PeterStar and its 50% interest in BELCEL.


     On May 18, 1999, PLD entered into an agreement (the "Merger Agreement") with Metromedia International Group, Inc. ("MMG") pursuant to which PLD would merge with Moscow Communications, Inc., a newly formed, wholly owned subsidiary of MMG. Upon consummation of the merger (the "Merger"), PLD will become a wholly owned subsidiary of MMG, and the holders of shares of Common Stock of PLD will receive shares of MMG on the basis of an exchange ratio specified in the Merger Agreement.



     In connection with the Merger, PLD's Senior Notes and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.


     MMG is a global communications company engaged in the development and operation of a variety of communications businesses, including cellular telecommunications, fixed telephony, international and long distance telephony, cable television, paging and radio broadcasting, in Eastern Europe, the former Soviet Union, China and other selected emerging markets. Its common stock is listed on the American and Pacific Stock Exchanges, under the symbol MMG.

RECENT DEVELOPMENTS

  RUSSIAN ECONOMIC AND POLITICAL TURMOIL

     During 1998 there was considerable turmoil and uncertainty in the Russian financial markets, prompted in large part by a drop in commodity prices and economic problems in Russia, together with the crisis in the Asian financial markets which began in late 1997. These developments were accompanied by a substantial decline in the Russian stock market. These developments led the Russian government to raise interest rates significantly and to seek special assistance from the International Monetary Fund. In August 1998, the Russian government announced a substantial widening of the trading band in which the Russian Rouble would be permitted to float, together with a moratorium on certain foreign debt payments. Thereafter the Rouble dropped substantially in value and traded outside of the high end of the band, and the Russian government did not intervene to stop this trading, thereby effectively acquiescing to a major devaluation of the Rouble. The latter part of 1998 and the first half of 1999 saw further declines in the value of the Rouble and this process is expected to continue.

     Also in August 1998 the Russian government announced a 90-day moratorium on debt repayments. This moratorium caused considerable difficulties for Russian banks and businesses with hard currency obligations, as well as significantly impairing the ability of such banks and businesses, as well as the Russian government itself, to access the Western capital markets. The difficulties experienced by the Russian banks in turn caused difficulties for their customers, as bank transfers and deposits were frozen in many cases. The Russian government itself has effectively defaulted on substantial amounts of its debt, and is engaged in negotiations with Western banks and institutions (which reach back several months) to restructure this indebtedness. Continuation of these conditions for any significant period of time could have serious long-term effects on the Russian economy. At the present time, it is impossible to predict whether or when any resolution of these problems is likely.

     In August 1998, the Russian government experienced a significant upheaval, with the dismissal of the reformist government led by Sergei Kiriyenko and its replacement by one led by Yevgeny Primakov. The Primakov government did not propose a plan to address Russia's economic and financial difficulties, one result of which was to cause the International Monetary Fund to delay further assistance to the Russian government. In 1999, further political upheavals occurred, as President Boris Yeltsin first dismissed the Primakov government in May 1999 and selected Sergei Stepashin as the new Prime Minister, and then in turn replaced him with Vladimir Putin in August 1999. It is too soon to predict what policies will be adopted by the new Putin government. These frequent governmental reshufflings create increased uncertainty about the future political situation in Russia, which in turn creates additional concern about the ability of the government to deal with the many problems currently afflicting the Russian economic system.

  TRAVELERS FINANCING

     In November 1997 PLD issued $12.32 million in 12% Series A secured revolving credit notes (the "Series A Notes") and $3.1 million in 12% Series B revolving credit notes (the "Series B Notes" and, together with the Series A Notes, the "Revolving Credit Notes") to The Travelers Insurance Company and The Travelers Indemnity Company (collectively, the "Travelers Parties") pursuant to a Revolving Credit Note and Warrant Agreement dated November 26, 1997 between PLD and the Travelers Parties (the "Travelers Agreement"). Both the Series A and the Series B Notes are secured by PLD's inventory and accounts receivable. In addition, the Series A Notes are secured by 28 ordinary shares of Technocom. The Revolving Credit Notes are guaranteed by BCL and Wireless Technology Corporations Limited ("WTC"), an indirect wholly owned subsidiary of PLD, through which it holds its interest in ALTEL. In addition, News, which owns 38% of PLD's outstanding shares of common stock, has guaranteed up to $3.1 million of the amounts due under the Revolving Credit Notes (the "News Guarantee").

     PLD has made required amortization payments on the Series B Notes totalling $2.0 million. Currently a total of $13.42 million is due under the Revolving Credit Notes. The Travelers Parties have given PLD a series of payment deferrals with respect to amounts due under the Revolving Credit Notes, the last of which was given in connection with the Merger Agreement and defers payment until the Merger is consummated or terminated.



     In the event that the Merger is consummated: (1) the News Guarantee will be released; (2) the amount due to the Travelers Parties will be paid, as to $8.5 million on the date the Merger is consummated, and as to the remainder in August 2000, together with interest at an annual rate of 10.5%; (3) the amount due to the Travelers Parties will be guaranteed by PLD Holdings Limited, a wholly owned subsidiary of PLD through which PLD holds 11% of its total 71% interest in PeterStar, and by MMG; and (4) the Travelers Agreement will be amended and restated to reflect the foregoing. The Travelers Parties will continue to be paid interest monthly on the same basis as before until the consummation of the Merger, and thereafter on the basis set forth above. All existing security for the Revolving Credit Notes will remain in place until and following the consummation of the Merger, as will the existing guarantees given by BCL and WTC. The security and guarantees will be terminated once PLD has repaid all of its indebtedness to the Travelers Parties, which is expected to occur in August 2000. The Travelers Parties have agreed not to exercise certain rights which they have under the Travelers Agreement pending the consummation of the Merger.



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and the Convertible Notes could result in a default under and acceleration of those Notes.



     Any such events could result in a claim being made against the Company under its guarantee, which would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



     Please also refer to "Risk Factors -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.


  THE SENIOR AND CONVERTIBLE NOTES

     In June 1996, PLD issued the following securities to a limited number of U.S. institutional investors (the "June 1996 Placement"): (i) $123,000,000 aggregate principal amount at maturity of Senior Notes; (ii) 123,000 warrants (the "Placement Warrants") to purchase an aggregate of 4,182,000 shares of Common Stock (the "Placement Warrant Shares"); and (iii) $26,500,000 aggregate principal amount of Convertible Notes. The Senior Notes and the Placement Warrants were initially issued as units (the "Units") and the Placement Warrants became separable from the Senior Notes on December 10, 1996.

     In March 1998, PLD commenced a consent solicitation (the "Consent Solicitation") directed at the holders of the Senior Notes and the Convertible Notes requesting their consent to certain amendments to the Indentures governing such Notes, intended to give PLD more flexibility in conducting its business and also to clarify certain provisions of those Indentures.


     The amendments were approved by the requisite number of holders of the Notes and, following this, The Bank of New York, as trustee under the Indentures, PLD, the Company and certain other parties executed a supplemental indenture, dated March 20, 1998, bringing the amendments to the Indentures and certain related documents into effect. In addition, PLD issued a total of 123,000 five-year warrants to purchase 1.8 shares of PLD Common Stock at $6.90 per share to the holders of the Senior Notes, and a total of 22,700 five-year warrants to purchase 2 shares of PLD Common Stock at a price of $6.90 per share to the holders of the Convertible Notes. If all of these warrants are exercised, PLD will issue a total of 266,800 shares of Common Stock.

     Unless the context clearly requires otherwise, references to the "Senior Notes" and the "Convertible Notes" shall refer to such securities as so amended pursuant to the Consent Solicitation, and references to the "Senior Note Indenture", the "Convertible Note Indenture" and the "Indentures" shall refer to such indentures, as so amended pursuant to the Consent Solicitation.

     On July 30, 1998, the Securities and Exchange Commission declared effective registration statements relating to: (i) an exchange offer (the "Exchange Offer") pursuant to which the outstanding Senior Notes (the "Outstanding Senior Notes") would be exchanged for identical Senior Notes which had been registered under the Securities Act of 1933 (the "Exchange Notes"); (ii) the resale by the holders thereof of the Convertible Notes and the shares of Common Stock issuable upon the conversion thereof; and (iii) the resale by the holders thereof of the Placement Warrants and the Placement Warrant Shares. As a result of the effectiveness of the registration statement relating to the Convertible Notes and the Common Stock issuable upon conversion thereof, Special Interest (as defined in the Indentures) ceased to be payable with respect to the Convertible Notes on July 30, 1998.

     The Exchange Offer with respect to the Senior Notes commenced on August 28, 1998 and was completed at the close of business on October 9, 1998, with the holders of 100% of the Outstanding Senior Notes tendering such Notes for Exchange Notes. Upon completion of the Exchange Offer, the Exchange Notes were issued in exchange for such Outstanding Senior Notes, in the form of a global Exchange Note held through the facilities of the Depository Trust Company. As a result of the completion of the Exchange Offer, Special Interest ceased to be payable with respect to the Senior Notes on October 9, 1998.

     In connection with the Merger, PLD's Senior and Convertible Notes, which are currently guaranteed by the Company, will be exchanged for senior indebtedness of MMG and the Company's guarantees will be terminated. The new MMG notes will not be guaranteed by the Company or any other subsidiary of PLD.

     Please also refer to "Risk Factors -- Guarantee of PLD Debt" for the issues that the Company will face if the Merger is not consummated.

  INCREASED INTEREST RATE ON INDEBTEDNESS

     Under the terms of the Senior Notes and the Revolving Credit Notes, the interest rate payable increased if PLD had not raised $20.0 million in additional equity by May 31, 1998. PLD did not complete such an equity offering by such date and accordingly the interest rate on the Senior Notes increased from 14% to 14.5% per annum, and the interest rate on the Revolving Credit Notes increased from 12% to 15% per annum, in each case effective June 1, 1998. Such rates revert to their former levels once the equity offering has been completed. Interest due on the Senior Notes (at 14.5% per annum) accreted until December 1, 1998, and thereafter is payable in cash, semi-annually, on each June 1 and December 1 thereafter. In connection with the Merger, the holders of substantially all of the Senior Notes and Convertible Notes have agreed to defer until the date of closing of the Merger the payment of interest on such Notes coming due during the period between the signing of the Merger Agreement and related documents and the date of closing of the Merger or termination of the Merger Agreement.

THE COMPANY

     The Company was formed to purchase and lease telecommunications equipment to subsidiaries of PLD in Russia and Kazakhstan. The Company entered into only one such arrangement, at the end of 1996, to provide telecommunications equipment to PeterStar, a subsidiary of PLD. On June 30, 1998, PLDCA, a newly formed wholly owned subsidiary of PLD, assumed the assets, liabilities and business of the Company, and since that date the Company has been inactive. The Company is in the process of being liquidated by PLD.

     The Company generated net income for the year ended December 31, 1998 of $0.31 million on revenues of $0.34 million, as compared to net income of $0.74 million on revenues of $0.78 million for the year ended December 31, 1997. The Company's financial results are eliminated on consolidation for the purposes of the consolidated results of the PLD group.

RISK FACTORS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions in the countries of the former Soviet Union and the Commonwealth of Independent States, as well as information contained elsewhere in this Report where statements are preceded by, followed by or include the words "believes," "expects," "anticipates" or similar expressions. For such statements the Company claims the protection of the safe harbor for forward-looking statements contained in the private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in this Report and in the documents incorporated herein by reference. Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

     Guarantee of PLD Debt. As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to the Travelers Parties, and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures.

     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes.

     Any such events could result in a claim being made against the Company under its guarantee, which would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.

ITEM 2.  DESCRIPTION OF PROPERTY

     The Company does not own or lease any property.

ITEM 3.  LEGAL PROCEEDINGS

     None.

ITEM 4.  CONTROL OF REGISTRANT

     All of the issued and outstanding ordinary shares of the Company are held directly by PLD.

ITEM 5.  NATURE OF TRADING MARKET

     None.

ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

     The Company currently has no operations and is in the process of being liquidated by PLD. Therefore, there are no exchange controls or other limitations which affect the Company or which could affect any securityholders of the Company.

ITEM 7.  TAXATION

     The Company is subject to tax in Cyprus. It currently has no operations and is in the process of being liquidated by PLD. As part of such liquidation, any Cyprus taxes due, which are not expected to be material, will be settled.

ITEM 8.  SELECTED FINANCIAL DATA

     The following summary financial and operating data was derived from, and should be read in conjunction with, the audited Financial Statements of the Company and the related notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations, contained elsewhere herein.

                                                                 YEAR ENDED DECEMBER 31,
                                                             --------------------------------
                                                              1998        1997         1996*
                                                             ------      -------      -------
                                                                      (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Finance lease income.....................................    $342         $783         $ --
  Operating expenses:
     General and administrative............................      15            5           31
     Interest expense......................................      --           --            1
                                                             ------      -------      -------
       Total operating expenses............................      15            5           32
  Income/(loss) before income taxes........................     327          778          (32)
  Income taxes.............................................      14           36           --
                                                             ------      -------      -------
  Net income/(loss)........................................    $313         $742         $(32)
                                                             ------      -------      -------

                                                                    AS OF DECEMBER 31,
                                                             --------------------------------
                                                              1998        1997         1996
                                                             ------      -------      -------
                                                                      (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash.....................................................  $   10      $    10      $    10
  Non-cash working capital deficiency......................     (29)      (3,781)      (5,665)
  Total assets.............................................   7,693        7,395        6,612
  Shareholder's equity.....................................   7,664          712          (30)

------------------------
* Represents nine months ended December 31, 1996.

ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     This document contains certain forward-looking statements that are subject to risks and uncertainties. Forward-looking statements include certain information relating to political, social and economic conditions and the impact of Year 2000 issues on the Company's operations, as well as information contained elsewhere in this report where statements are preceded by, followed by, or include the words "believes," "expects," "anticipates," and similar expressions. For such statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including without limitation, those discussed elsewhere in the Report.

     Furthermore, this document constitutes a Year 2000 Readiness Disclosure Statement, and the statements herein are subject to the Year 2000 Information and Readiness Disclosure Act, and the Company hereby claims the protection of such Act for this document and all information contained herein.

BASIS OF PRESENTATION

     The Company, which was incorporated on April 2, 1996 in Cyprus as a wholly owned subsidiary of PLD, was formed to purchase and lease telecommunications equipment to subsidiaries of PLD in Russia and

Kazakhstan. The Company entered into only one such agreement, at the end of 1996, to provide telecommunications equipment to PeterStar. On June 30, 1998, PLDCA, a newly formed wholly owned subsidiary of PLD, assumed the assets, liabilities and business of the Company, and since that date the Company has been inactive. The Company is in the process of being liquidated by PLD.

     EBITDA is used as a measure of operating performance and is defined as earnings (or loss) from continuing operations before income taxes and minority interest plus net interest (interest expense less interest and other income) plus depreciation and amortization. It is presented as supplemental disclosure because it assists in understanding the Company's operating results. EBITDA, however, may not be comparable to similarly titled measures of other companies and should not be considered in isolation or as a substitute for net income, cash flow provided by operating activities, or other income or cash flow data prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity.

RESULTS OF OPERATIONS

  YEAR ENDED DECEMBER 31, 1998 VERSUS YEAR ENDED DECEMBER 31, 1997

     Overview. The definition of EBITDA is given in the previous section. It is commonly used as an indicator of the ability of a business to generate cash flows from its operating activities. Management therefore considers it to be a relevant and useful measure for investors. For the year ended December 31, 1998, the Company reported EBITDA of $0.33 million and net income of $0.31 million on revenues of $0.34 million, compared to EBITDA of $0.78 million and net income of $0.74 million on revenues of $0.78 million in 1997. In 1998 net cash used in operating activities amounted to $3.20 million, with net cash provided by investing activities amounting to $3.20 million. This compares to 1997 when net cash used in operating activities amounted to $3.21 million, and net cash provided by investing activities amounted to $1.14 million.

     Revenues. Revenues decreased 56.4% from $0.78 million to $0.34 million in 1998 due to the Company being inactive since July 1, 1998. On June 30, 1998, PLDCA, a wholly owned subsidiary of PLD, assumed the assets, liabilities and business of the Company.

     General and administrative expenses. General and administrative expenses were negligible in 1998 and 1997.

     Income taxes.  Income taxes were minimal in 1998 and 1997.

  YEAR ENDED DECEMBER 31, 1997 VERSUS NINE MONTHS ENDED DECEMBER 31, 1996

     Overview. For the year ended December 31, 1997, the Company reported EBITDA of $0.78 million and net income of $0.74 million on revenues of $0.78 million, compared to an EBITDA and net loss of $0.03 million on zero revenues in the nine months ended December 31, 1996. In 1997, cash used in operations amounted to $3.21 million and cash provided by investing activities amounted to $1.14 million. This compares with 1996 when cash provided by operations amounted to $1.06 million and cash used in investing activities amounted to $5.62 million.

     Revenues. Revenues increased from zero in the nine months ended December 31, 1996 to $0.78 million in the year ended December 31, 1997. Finance lease income on the Company's only lease started to accrue in 1997.

     General and administrative expenses. General and administrative expenses were negligible in 1997 and 1996.

     Income taxes.  Income taxes increased were minimal in 1997 and 1996.

LIQUIDITY AND CAPITAL RESOURCES

     For the year ended December 31, 1998, a total of $3.20 million in cash was used by operations (1997 -- $3.21 million; 1996 (nine months) (cash provided by operations) -- $1.06 million), and $3.20 million was provided by investing activities (1997 -- $1.14 million; 1996 (nine months) (cash used in investing activities) -- $5.62 million). Cash used in investing activities consisted of expenditures on switching and transmission equipment.



     As of December 31, 1998, the Company reported a working capital deficiency of $0.02 million (1997 -- deficiency: $3.77 million).



     Shareholder's equity of $7.66 million as of December 31, 1998 compared to $0.71 million recorded at the end of 1997.



     As it has disclosed in its Annual Report on Form 10-K, PLD has significant debt service requirements, including the payment of interest on the Senior Notes and the Convertible Notes and amounts owing to the Travelers Parties, and PLD does not presently have sufficient funds on hand to meet its current debt obligations. The Company is a guarantor of the Senior Notes and the Convertible Notes under the terms of the related indentures.



     While agreements have been reached with substantially all of the holders of the Senior Notes and the Convertible Notes and with the Travelers Parties on a restructuring of PLD's indebtedness to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the Travelers Parties would not demand payment in full of PLD's obligations to them. PLD's failure to make payment in full to the Travelers Parties could result in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes. Any such events could result in a claim being made against the Company under its guarantee, which would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.



     In connection with the Merger Agreement with MMG and the transactions contemplated thereunder, the holders of the Senior and Convertible Notes have agreed, subject to completion of the Merger and other transactions contemplated by the Merger Agreement, to exchange their outstanding notes for new notes issued by MMG which will not be guaranteed by the Company.


EFFECTS OF NEWLY-ISSUED ACCOUNTING PRONOUNCEMENTS


     In June 1998, Statement of Financial Accounting Standards No. 133 ("SFAS 133"), "Accounting for Derivative Instruments and Hedging Activities", was issued. SFAS 133 established accounting and reporting standards for derivative instruments and for hedging activities. SFAS 133 requires that an entity recognize all derivatives as either assets or liabilities and measure those instruments at fair value. SFAS 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. SFAS 133 cannot be applied retroactively to financial statements of prior periods. At the current time the Company has not evaluated the impact SFAS 133 will have, if any.



     The American Institute of Certified Public Accountants issued Statement of Position No. 98-1 (SOP 98-1) "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use," and Statement of Position No. 98-5 (SOP 98-5) "Reporting on the Costs of Start-Up Activities" in 1998. SOP 98-1 requires that certain costs related to the development or purchase of internal-use software be capitalized and amortized over the estimated useful life of the software. SOP 98-5 requires costs of start-up activities and organization costs to be expensed as incurred. The Company was required to adopt both new statements in the first quarter of 1999. The adoption of these statements is not expected to have a material effect on the Company's financial statements.


YEAR 2000 ISSUE


     The Company currently has no operations and is in the process of being liquidated by PLD. Therefore, the Company does not expect to have any expenses related to the Year 2000 issue and does not believe that the Year 2000 issue will have any impact on the Company.

ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

     The Company currently has no operations and is in the process of being liquidated by PLD. Therefore, the Company is not exposed to any market risks.

ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT

     Clayton A. Waite has been a Director of the Company since 1996. He is currently a consultant to PLD. He was formerly the Vice
President -- Administration and Group Financial Controller of PLD.

     Stella Constantinou has been a Director of the Company since 1996.

     Moisis Moiseos has been a Director of the Company since 1998.

     Andreas Vasilou has been a Director of the Company since 1996.

     None of the directors of the Company are citizens or residents of the United States.

     The directors of the Company are elected for an unspecified term, until their successors are elected and duly qualified.

     There are no officers of the Company.

ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS

     The directors of the Company are not compensated by the Company.

ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM REGISTRANT OR SUBSIDIARIES

     None.

ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

     The Company is a guarantor of the Senior and Convertible Notes. For further details, please refer to "Description of Business -- Recent Developments -- The Senior and Convertible Notes."

     The Company entered into a lease agreement in December 1996 with PeterStar, a wholly owned subsidiary of PLD, pursuant to which the Company leased telecommunications equipment to PeterStar. Subsequently, as of June 30, 1998, this lease and all of the Company's other assets and liabilities were transferred to PLDCA.

                                    PART II

ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED

     None.

                                    PART III

ITEM 15.  DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES, CHANGES IN SECURITY FOR REGISTERED SECURITIES AND USE OF PROCEEDS

     None.

                                    PART IV

ITEM 17.  FINANCIAL STATEMENTS

     The financial statements of the Company are attached to this Report beginning on page F-1.

ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

         (i) Balance sheets of the Company as of December 31, 1998 and 1997;

         (ii) Statements of operations and retained earnings of the Company for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996; and

        (iii) Statements of cash flows of the Company for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996.

     (b) Exhibits

 4.1 Indenture, dated as of May 31, 1996, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus) Limited, the Company, PLD
      Capital Limited, Baltic Communications Limited and Wireless
      Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $123,000,000 aggregate principal amount at stated maturity of 14% Senior
      Discount Notes due 2004 (the "Senior Note Indenture")
      (Exhibit 4.1)(1)
 4.2  Indenture, dated as of May 31, 1996, among PLD Telekom Inc.
      as Issuer, NWE Capital (Cyprus) Limited, the Company, PLD
      Capital Limited, Baltic Communications Limited and Wireless
      Technology Corporations Limited as Guarantors, and The Bank of New York, as Trustee, with respect to $26,500,000 aggregate principal amount of 9% Convertible Subordinated
      Notes due 2006. (Exhibit 4.1)(2)
 4.3 First Supplemental Indenture, Amendment Agreement, Consent and Waiver, dated as of March 20, 1998, among PLD Telekom
      Inc., as Issuer, NWE Capital (Cyprus) Limited, the Company,
      PLD Capital Limited, Baltic Communications Limited and
      Wireless Technology Corporations Limited, as Guarantors,
      Clayton A. Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee. (Exhibit
      4.3)(1)
 4.4 Second Supplemental Indenture, dated as of June 15, 1998, among PLD Telekom Inc., as Issuer, NWE Capital (Cyprus)
      Limited, the Company, PLD Capital Limited, PLD Capital Asset
      (U.S.) Inc., Wireless Technology Corporations Limited and
      Baltic Communications Limited, as Guarantors, Clayton A.
      Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.
 4.5 Third Supplemental Indenture, dated as of January 12, 1999, among the Registrant, as Issuer, NWE Capital (Cyprus)
      Limited, the Company, PLD Capital Limited, PLD Capital Asset
      (U.S.) Inc., Wireless Technology Corporations Limited and
      Baltic Communications Limited, as Guarantors, Clayton A.
      Waite and Apropos Investments Ltd., as nominee shareholders, and The Bank of New York, as Trustee.
 4.6  Global Exchange Note representing the 14% Senior Discount
      Notes due 2004 of PLD Telekom Inc.
 4.7 Global Note representing 9% Convertible Subordinated Notes due 2006 of PLD Telekom Inc.
99.1  Consent of Moore Stephens.

---------------
(1) Incorporated by reference to the Company's Registration Statement on Form S-4 (File No. 333-5398).

(2) Incorporated by reference to the Company's Registration Statement on Form S-3 (File No. 333-5396).

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York on August 30, 1999.

                                          PLD ASSET LEASING LIMITED

                                          By: /s/ CLAYTON A. WAITE
                                            ------------------------------------
                                            Clayton A. Waite
                                            Director

                           PLD ASSET LEASING LIMITED

                              FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

Independent auditors' report................................  F-2
Balance sheets..............................................  F-3
Statements of operations and retained earnings/(deficit)....  F-4
Statements of cash flows....................................  F-5
Notes to financial statements...............................  F-6

                          INDEPENDENT AUDITORS' REPORT

Shareholder and Board of Directors of
PLD Asset Leasing Limited:

     We have audited the accompanying balance sheets of PLD Asset Leasing Limited as of December 31, 1998 and 1997, and the related statements of operations and retained earnings/(deficit) and cash flows for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PLD Asset Leasing Limited as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 and the nine months ended December 31, 1996 in conformity with accounting principles generally accepted in the United States.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in note 5 to the financial statements, the Company's parent, PLD Telekom Inc. (PLD) does not presently have sufficient funds on hand to meet its current debt obligations. PLD's failure to make payment in full when required could result in a cross-default under and acceleration of other debt obligations for which the Company is a guarantor. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                             MOORE STEPHENS
                                             CHARTERED ACCOUNTANTS

Nicosia, Cyprus
August 4, 1999

                           PLD ASSET LEASING LIMITED

                                 BALANCE SHEETS
                        AS AT DECEMBER 31, 1998 AND 1997
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                              NOTE       1998          1997
                                                              ----    ----------    ----------
ASSETS
  CURRENT:
     Cash...................................................          $   10,474    $   10,482
     Lease payments receivable-interest.....................     3            --       782,849
     Lease payments receivable-principal....................     3            --     2,117,954
                                                                      ----------    ----------
                                                                          10,474     2,911,285

  NON CURRENT:
     Due from PLD Telekom Inc. .............................           7,682,175            --
     Lease payments receivable-principal....................     3            --     4,483,483
                                                                      ----------    ----------
                                                                      $7,692,649    $7,394,768
                                                                      ==========    ==========

LIABILITIES AND SHAREHOLDER'S EQUITY
  CURRENT LIABILITIES:
     Accounts payable.......................................              14,126            --
     Taxation payable.......................................                  --        35,739
     Accrued liabilities....................................              15,000         8,281
     Due to PLD Telekom Inc. ...............................                  --     6,638,607
                                                                      ----------    ----------
                                                                          29,126     6,682,627

SHAREHOLDER'S EQUITY:
  CAPITAL STOCK:
     Share capital -- 350,000 ordinary shares of Cy Pds 1
       per share issued and fully paid in 1998; 1,000 shares
       in 1997..............................................     4       666,001         2,140
                                                                      ==========    ==========
                                                                         666,001         2,140
     Additional paid-in capital.............................           5,974,746            --
     Retained earnings......................................           1,022,776       710,001
                                                                      ----------    ----------
                                                                       7,663,523       712,141
                                                                      ----------    ----------
                                                                      $7,692,649    $7,394,768
                                                                      ==========    ==========

                See accompanying notes to financial statements.

                           PLD ASSET LEASING LIMITED

            STATEMENTS OF OPERATIONS AND RETAINED EARNINGS/(DEFICIT)
 YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE NINE MONTHS ENDED DECEMBER 31,
                                      1996
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                               1998         1997        1996
                                                            ----------    --------    --------
REVENUES:
  Finance lease income....................................  $  342,332    $782,849    $     --
OPERATING EXPENSES:
  General and administrative..............................      15,008       4,681      31,475
  Interest expense........................................          --           8         945
                                                            ----------    --------    --------
  Total operating expenses                                      15,008       4,689      32,420
                                                            ----------    --------    --------
Income/(loss) before income taxes.........................     327,324     778,160     (32,420)
Income taxes..............................................      14,549      35,739          --
                                                            ----------    --------    --------
Net income/(loss).........................................     312,775     742,421     (32,420)
Retained earnings/(deficit), beginning of period..........     710,001     (32,420)         --
                                                            ----------    --------    --------
Retained earnings/(deficit), end of period................  $1,022,776    $710,001    $(32,420)
                                                            ==========    ========    ========

                See accompanying notes to financial statements.

                           PLD ASSET LEASING LIMITED

                            STATEMENTS OF CASH FLOWS
 YEARS ENDED DECEMBER 31, 1998 AND 1997 AND THE NINE MONTHS ENDED DECEMBER 31,
                                      1996
                      (EXPRESSED IN UNITED STATES DOLLARS)

                                                         1998           1997           1996
                                                      -----------    -----------    -----------
CASH PROVIDED BY/(USED IN):
OPERATIONS:
Net income/(loss)...................................  $   312,775    $   742,421    $   (32,420)
Non-cash items:
Changes in non-cash working capital.................   (3,511,475)    (3,950,719)     1,093,936
                                                      -----------    -----------    -----------
                                                       (3,198,700)    (3,208,298)     1,061,516
INVESTING:
Net current assets..................................    3,198,692      1,140,804     (5,624,287)
                                                      -----------    -----------    -----------
                                                        3,198,692      1,140,804     (5,624,287)
FINANCING:
Due to PLD Telekom Inc..............................   (6,638,607)     2,067,486      4,571,121
Issue of share capital and premium..................    6,638,607             --          2,140
                                                      -----------    -----------    -----------
                                                               --      2,067,486      4,573,261
                                                      -----------    -----------    -----------
(Decrease)/increase in cash and cash equivalents....           (8)            (8)        10,490
Cash and cash equivalents, beginning of period......       10,482         10,490             --
                                                      -----------    -----------    -----------
Cash and cash equivalents, end of period............  $    10,474    $    10,482    $    10,490
                                                      ===========    ===========    ===========

                See accompanying notes to financial statements.

                           PLD ASSET LEASING LIMITED

                         NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997

(1) BACKGROUND

  (a) Business, Operations and Future Activities

     The Company, which was incorporated on April 2, 1996 in Cyprus as a wholly owned subsidiary of PLD Telekom Inc. ("PLD"), was formed to purchase and lease telecommunications equipment to subsidiaries of PLD in Russia and Kazakhstan. The Company entered into only one such arrangement, at the end of 1996, to provide telecommunications equipment to PeterStar Company Limited ("PeterStar"), a subsidiary of PLD located in St. Petersburg, Russia. On June 30, 1998, PLD Capital Asset (U.S.) Inc. ("PLDCA"), a newly formed wholly owned subsidiary of PLD, assumed the assets, liabilities and business of the Company, and since that date the Company has been inactive. The Company is in the process of being liquidated by PLD.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The Company's significant accounting policies are set out below:

  (a) Accounting Convention

     The financial statements have been prepared under the historical cost convention.

  (b) Currency

     The books of the Company are maintained in United States Dollars and the accompanying financial statements and notes thereto are expressed in this currency.

  (c) Translation in Foreign Currencies

     Balances in foreign currencies are translated at the closing rates prevailing at the balance sheet date.

     Expenses denominated in currencies other than US$ are recorded in the accounting records and stated in the financial statements at the amounts converted into US$ at the rate ruling on the transaction date.

  (d) Income Taxes

     Tax on the profit or loss for the year comprises current tax and the change in deferred tax. Current tax comprises tax payable calculated on the basis of the expected taxable income for the year, using the tax rates enacted at the balance sheet date, and any adjustment of tax payable for previous years.

  (e) Finance Leases

     Leases are recognised in the Company's balance sheet as a receivable equal to the net investment in the lease. Unearned interest income is recognised in the profit and loss at a constant periodic rate of return. Minimum lease payments due within one year are shown as current assets.

      The above notes form an integral part of these financial statements.

                           PLD ASSET LEASING LIMITED

(3) FINANCE LEASES

                                                         1998          1997
                                                      ----------    ----------
Gross investment in the lease.......................  $       --    $8,800,000
Unearned interest income............................          --     1,415,713
                                                      ----------    ----------
                                                              --     7,384,287
                                                      ==========    ==========
Amounts receivable within one year..................          --     2,900,804
Amounts receivable after more than one year.........          --     4,483,483
                                                      ----------    ----------
                                                      $       --    $7,384,287
                                                      ==========    ==========

(4) SHARE CAPITAL

  (a) Common Stock

     At December 31, 1998 and 1997 the Company had authorized share capital of 1,900,000 ordinary shares with a par value of Cy Pds 1 each.

                                                            1998        1997
                                                         ----------    ------
Issued and fully paid ordinary shares with a par value
  of Cy Pds 1..........................................  $  666,001    $2,140
Additional paid-in capital.............................   5,974,746        --
                                                         ----------    ------
Issued and fully contributed...........................  $6,640,747    $2,140
                                                         ==========    ======

     At December 31, 1998 the Company's issued and fully paid share capital amounted to Cy Pds 350,000 (1997: Cy Pds 1,000) made up of 350,000 (1997: 1,000)
shares of Cy Pds 1 each. The amount of $666,001 at December 31, 1998 represents the equivalent of Cy Pds 350,000 translated at the exchange rate on the date of issue.

  (b) Distributable Reserves

     Distributable reserves are restricted to the retained earnings of the Company, which are determined according to Cypriot legislation. No dividends have been approved for payment.

(5) COMMITMENTS AND CONTINGENCIES

     In June 1996, PLD issued senior discount notes (the "Senior Notes") and convertible subordinated notes (the "Convertible Notes") with an aggregate principal amount of $149.5 million (together, the "Notes"). The Company is a guarantor of this debt under the terms of the related indentures.

     As noted in its annual report on Form 10-K, PLD does not presently have sufficient funds on hand to meet its current debt obligations. PLD's failure to make payment in full of its current debt obligations could result in a cross-default under and acceleration of the Senior Notes and Convertible Notes. In addition, any failure by PLD to make interest payments on the Senior Notes and Convertible Notes could result in a default under and acceleration of those Notes. Any such events could result in a claim being made against the Company under its guarantee, which would have a material adverse effect on the Company and raise substantial doubt about the Company's ability to continue as a going concern.

     On May 18, 1999, PLD entered into a Merger Agreement with Metromedia International Group, Inc. ("MMG") pursuant to which PLD will become a wholly owned subsidiary of MMG, upon the terms and conditions set forth therein (the "Merger"). In connection with the Merger Agreement and the transactions

      The above notes form an integral part of these financial statements.

                           PLD ASSET LEASING LIMITED
contemplated thereunder, substantially all of the holders of the Senior Notes and Convertible Notes have agreed, subject to completion of the Merger and the other transactions contemplated by the Merger Agreement, to defer to the date the Merger is consummated all of the interest payable on the Notes coming due during the period from the execution of the Merger Agreement to the date of consummation of the Merger and to exchange their outstanding Notes for new notes issued by MMG which will not be guaranteed by the Company.

     While agreements have been reached with substantially all of the holders of the Senior Notes and Convertible Notes and with other parties involving PLD's obligations to such parties, those agreements are conditioned upon the closing of the Merger. If the Merger did not close, PLD would remain obligated to pay interest on the Senior Notes and Convertible Notes and there can be no assurance that the other parties would not demand payment in full of PLD's current debt obligations to them.

(6) INCOME TAXES

     The Company is liable to income tax under Section 28(a) of the Cyprus Income Tax Laws.

(7) RELATED PARTY TRANSACTIONS

     The Company entered into a lease agreement in December 1996 with PeterStar, a wholly owned subsidiary of PLD, pursuant to which the Company leased telecommunications equipment to PeterStar. Subsequently, as of June 30, 1998, this lease and all of the Company's other assets and liabilities were transferred to PLDCA via PLD.

      The above notes form an integral part of these financial statements.
                                       F-8